**Exhibit 99.1**



# Mannatech Reports Third Quarter Results

*Higher commission rate impacts earnings; Recruiting strength continues*

**Coppell, TX, November 3, 2009** — Mannatech, Incorporated (NASDAQ - MTEX), a global pioneer in the development of high-quality health, weight and fitness, and skin care solutions based on nutritional science, today reported a net loss of $9.2 million or $0.35 per diluted share for the third quarter ending September 30, 2009, compared to a net loss of $0.4 million or $0.02 per diluted share for the third quarter of 2008. The net loss was increased by the change in a valuation of deferred tax assets in the tax provision. A slightly higher level of commission costs as a percentage of sales continued to negatively impact net income. Commission costs as a percentage of sales decreased in the third quarter, as compared to the second quarter, but were higher than historical levels.

Third quarter net sales for 2009 were $71.3 million, a decrease of 8.6%, compared to $78.0 million in the third quarter of 2008. North American sales declined 12.9% compared to the third quarter of 2008. International sales decreased 2.5% for the third quarter of 2009 compared to the third quarter of 2008. International sales showed some improvement as Canada, Germany, Taiwan and South Africa were up compared to the third quarter of 2008.

Year-to-date sales for the nine months ended September 30, 2009 were $219.6 million, down 14.3% from $256.2 million for the same period in 2008. The company reported a net loss for the nine month period of $19.5 million, compared to last year's nine month net loss of $13.2 million. The loss per share was $0.74, compared to a loss per share of $0.50 for the nine months ended September 2008.

Wayne Badovinus, Mannatech's president and CEO commented, "The increase in recruiting evidenced in the first half of this year continued in the recent quarter. In addition to driving recruiting and pack sales, our focus is turning to retaining these Associates. We are encouraged that more new Associates are choosing to continue experiencing the value and quality of Mannatech products, demonstrated by our ongoing finished product orders. Many new Associates have reached the designation of regional, national and executive director in the last few months."

Mr. Badovinus continued, "Each quarter we are making significant strides in the ongoing evolution of our business. In the third quarter we opened four new markets – Austria, the Netherlands, Norway and Sweden. In addition, we launched our Essential Source™ Omega-3 product with more product introductions scheduled for the fourth quarter. And we introduced the most complete package of marketing and business tools for Associates in our history, including DVD's and business building techniques."

New Associates and Members added in the third quarter of 2009 increased 27.2% compared to the third quarter of 2008. New independent Associates and Members totaled 36,689 in the third quarter of 2009, compared to 36,462 added in the first quarter of 2009, and 28,838 added in the third quarter of 2008. Total independent Associate and Member count based on a 12-month trailing period was approximately 534,000 as of September 30, 2009 as compared to 540,000 as of September 30, 2008.

### Conference Call
Mannatech will hold a conference call and webcast to discuss this announcement with investors on Wednesday, November 4, 2009 at 9:00 a.m. Central Standard Time, 10:00 a.m. Eastern Standard Time. Investors may listen to the call by accessing Mannatech's website at www.mannatech.com.

**About Mannatech**
Mannatech, Incorporated develops high-quality health, weight and fitness, and skin care products that are based on the solid foundation of nutritional science and development standards. These proprietary products are available through independent sales Associates around the globe including the United States, Canada, South Africa, Australia, New Zealand, Austria, Denmark, Germany, Norway, Sweden, the Netherlands, the United Kingdom, Japan, Taiwan, Singapore and the Republic of Korea.

*Please Note: This release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified by use of phrases or terminology such as "intend", "believe", "expect" or other similar words or the negative of such terminology. Similarly, descriptions of Mannatech's objectives, strategies, plans, goals or targets contained herein are also considered forward-looking statements. Mannatech believes this release should be read in conjunction with all of its filings with the United States Securities and Exchange Commission and cautions its readers that these forward-looking statements are subject to certain events, risks, uncertainties, and other factors. Some of these factors include, among others, Mannatech's ability to attract and retain Associates and Members, increases in competition, litigation, regulatory changes, and its planned growth into new international markets. Although Mannatech believes that the expectations, statements, and assumptions reflected in these forward-looking statements are reasonable, it cautions readers to always consider all of the risk factors and any other cautionary statements carefully in evaluating each forward-looking statement in this release, as well as those set forth in its latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q, and other filings filed with the United States Securities and Exchange Commission, including its current reports on Form 8-K. All of the forward-looking statements contained herein speak only as of the date of this release.*

**Contact Information:**
Gary Spinell
Vice President Finance & Administration
972-471-6512
ir@mannatech.com
www.mannatech.com
https://new.mannatech.com
www.allaboutmannatech.com

## Net Sales in Dollars and as a Percentage of Consolidated Net Sales – *(Unaudited)*

| | Three months | | | | Nine months | | | |
|---|---|---|---|---|---|---|---|---|
| Country | 2009 | | 2008 | | 2009 | | 2008 | |
| United States | $ 34.0 | 47.7% | $ 40.0 | 51.3% | $ 109.7 | 49.9% | $ 137.3 | 53.6% |
| Japan | 9.9 | 13.9% | 10.8 | 13.8% | 31.4 | 14.3% | 33.9 | 13.3% |
| Republic of Korea | 6.9 | 9.7% | 8.4 | 10.8% | 19.2 | 8.8% | 27.4 | 10.7% |
| Canada | 5.8 | 8.1% | 5.7 | 7.3% | 17.5 | 8.0% | 17.8 | 6.9% |
| Australia | 5.7 | 8.0% | 6.4 | 8.2% | 16.7 | 7.6% | 20.8 | 8.1% |
| South Africa[(1)] | 3.9 | 5.5% | 2.0 | 2.6% | 9.4 | 4.2% | 3.4 | 1.3% |
| Taiwan | 1.4 | 2.0% | 1.2 | 1.5% | 4.8 | 2.2% | 3.7 | 1.4% |
| New Zealand | 1.1 | 1.5% | 1.2 | 1.5% | 3.3 | 1.5% | 4.2 | 1.6% |
| Germany | 0.9 | 1.3% | 0.8 | 1.0% | 2.6 | 1.2% | 3.0 | 1.2% |
| United Kingdom[(2)] | 0.8 | 1.0% | 1.2 | 1.6% | 2.5 | 1.1% | 3.8 | 1.5% |
| Denmark | 0.5 | 0.7% | 0.3 | 0.4% | 1.5 | 0.7% | 0.9 | 0.4% |
| Singapore[(3)] | 0.4 | 0.6% | — | — | 1.0 | 0.5% | — | — |
| **Totals** | **$ 71.3** | **100%** | **$ 78.0** | **100%** | **$ 219.6** | **100%** | **$ 256.2** | **100%** |

______________________

(1) South Africa began operations in May 2008.

(2) Net Sales for Austria, the Netherlands, Norway, and Sweden are included in the United Kingdom net sales total. We began operations in these four countries in September 2009.

(3) Singapore began operations in November 2008.

The number of new and continuing independent associates and members who purchased our packs or products during the twelve months ended September 30, 2009 and 2008 were as follows:

| | 2009 | | 2008 | |
|---|---|---|---|---|
| New | 151,000 | 28.3% | 140,000 | 25.9% |
| Continuing | 383,000 | 71.7% | 400,000 | 74.1% |
| **Total** | **534,000** | **100%** | **540,000** | **100%** |

# MANNATECH, INCORPORATED AND SUBSIDIARIES
## CONSOLIDATED BALANCE SHEETS
*(in thousands, except share and per share amounts)*

| | September 30, 2009 | December 31, 2008 |
|---|---|---|
| **ASSETS** | *(unaudited)* | |
| Cash and cash equivalents | $ 22,577 | $ 30,945 |
| Restricted cash | 2,350 | 1,864 |
| Accounts receivable, net of allowance of $16 and $23 in 2009 and 2008, respectively | 287 | 291 |
| Income tax receivable | 3,025 | 3,531 |
| Inventories, net | 29,427 | 31,313 |
| Prepaid expenses and other current assets | 3,724 | 3,946 |
| Deferred income tax assets | 4,866 | 5,632 |
| **Total current assets** | **66,256** | **77,522** |
| Property and equipment, net | 29,547 | 36,202 |
| Construction in progress | 630 | 840 |
| Long-term restricted cash | 7,075 | 7,579 |
| Other assets | 2,516 | 1,456 |
| Long-term deferred income tax assets | 516 | 459 |
| **Total assets** | **$ 106,540** | **$ 124,058** |
| | | |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Current portion of capital leases | $ 843 | $ 131 |
| Accounts payable | 6,695 | 5,067 |
| Accrued expenses | 21,904 | 24,324 |
| Commissions and incentives payable | 14,030 | 11,453 |
| Taxes payable | 1,699 | 873 |
| Current deferred tax liability | 225 | 192 |
| Deferred revenue | 3,892 | 3,476 |
| **Total current liabilities** | **49,288** | **45,516** |
| | | |
| Capital leases, excluding current portion | 1,272 | 155 |
| Long-term deferred income tax liabilities | 3.616 | 6,075 |
| Other long-term liabilities | 3,446 | 3,583 |
| **Total liabilities** | **57,622** | **55,329** |
| | | |
| Commitments and contingencies | | |
| | | |
| **Shareholders' equity:** | | |
| Preferred stock, $0.01 par value, 1,000,000 shares authorized, no shares issued or outstanding | — | — |
| Common stock, $0.0001 par value, 99,000,000 shares authorized, 27,687,882 shares issued and 26,480,788 shares outstanding in 2009, and 27,667,882 shares issued and 26,460,788 shares outstanding in 2008. | 3 | 3 |
| Additional paid-in capital | 41,243 | 40,753 |
| Retained earnings | 23,593 | 44,170 |
| Accumulated other comprehensive loss | (1,130) | (1,406) |
| Less treasury stock, at cost, 1,207,094 shares in 2009 and 2008 | (14,791) | (14,791) |
| **Total shareholders' equity** | **48,918** | **68,729** |
| **Total liabilities and shareholders' equity** | **$ 106,540** | **$ 124,058** |

# MANNATECH, INCORPORATED AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF OPERATIONS – *(UNAUDITED)*
*(in thousands, except per share information)*

| | Three months ended September 30, | | Nine months ended September 30, | |
|---|---|---|---|---|
| | **2009** | **2008** | **2009** | **2008** |
| **Net sales** | **$ 71,295** | **$ 77,991** | **$ 219,640** | **$ 256,223** |
| Cost of sales | 11,923 | 11,105 | 35,944 | 37,014 |
| Commissions and incentives | 35,268 | 32,396 | 115,413 | 116,256 |
| | 47,191 | 43,501 | 151,357 | 153,270 |
| **Gross profit** | **24,104** | **34,490** | **68,283** | **102,953** |
| | | | | |
| Operating expenses: | | | | |
|   Selling and administrative | 17,748 | 18,753 | 53,403 | 63,349 |
|   Depreciation and amortization | 3,085 | 3,172 | 9,357 | 9,225 |
|   Other operating | 11,842 | 11,493 | 30,831 | 49,530 |
|     Total operating expenses | 32,675 | 33,418 | 93,591 | 122,104 |
| | | | | |
| **Income (loss) from operations** | **(8,571)** | **1,072** | **(25,308)** | **(19,151)** |
|   Interest income | 39 | 266 | 182 | 1,219 |
|   Other income (expense), net | 859 | (2,047) | 822 | (2,450) |
| **Loss before income taxes** | **(7,673)** | **(709)** | **(24,304)** | **(20,382)** |
|   (Provision) benefit for income taxes | (1,534) | 280 | 4,785 | 7,134 |
| **Net loss** | **$ (9,207)** | **$ (429)** | **$ (19,519)** | **$ (13,248)** |
| | | | | |
| **Loss per share:** | | | | |
|   Basic | **$ (0.35)** | **$ (0.02)** | **$ (0.74)** | **$ (0.50)** |
|   Diluted | **$ (0.35)** | **$ (0.02)** | **$ (0.74)** | **$ (0.50)** |
| | | | | |
| **Weighted-average common shares outstanding:** | | | | |
|   Basic | **26,464** | **26,461** | **26,462** | **26,461** |
|   Diluted | **26,464** | **26,461** | **26,462** | **26,461** |